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Exhibit 12.2

CONSUMERS ENERGY COMPANY
Ratio of Earnings to Fixed Charges and Combined Fixed Charges
and Preferred Dividends

In Millions, Except Ratios
Years Ended December 31	2012	2011	2010	2009	2008

Earnings as defined[1]
Pretax income from continuing operations	$ 736	$ 734	$ 688	$ 456	$ 562
Exclude equity basis subsidiaries	–	–	–	–	–
Fixed charges as defined	269	287	296	313	276

Earnings as defined	$ 1,005	$ 1,021	$ 984	$ 769	$ 838

Fixed charges as defined[1]
Interest on long-term debt	$ 232	$ 251	$ 246	$ 250	$ 229
Estimated interest portion of lease rental	21	18	16	17	25
Other interest charges	16	18	34	46	22

Fixed charges as defined	269	287	296	313	276
Preferred dividends	3	3	3	3	3

Combined fixed charges and preferred dividends	$ 272	$ 290	$ 299	$ 316	$ 279

Ratio of earnings to fixed charges	3.74	3.56	3.32	2.46	3.04

Ratio of earnings to combined fixed charges and preferred dividends	3.69	3.52	3.29	2.43	3.00

NOTES:

  1
  Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

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CONSUMERS ENERGY COMPANY Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends